

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2014

Via E-mail

Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

RE: Sentio Healthcare Properties, Inc.
Schedule TO-I filed April 10, 2014
Filed by Sentinel RE Investment Holdings LP
File No. 5-86618

Dear Mr. Horowitz:

     We have reviewed the above-captioned filing and have the following comments. Where indicated, the Schedule TO should be amended in response to these comments. If you disagree, we will consider the explanation as to why a comment is inapplicable or a revision is not necessary. In some of our comments, we may ask for information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO | Introductory Statement

1. We noticed the identification of the KKR Investor, as defined in your filing, as a potential bidder with the meaning of Rule 14d-1(g)(2) and corresponding inclusion of the KKR Investor on the cover page of the Schedule TO as an Offeror as required by Instruction K.1. Notwithstanding the recognition of the KKR Investor as a third party bidder, an EDGAR header tag error appears to have occurred given the duplicate filing designation of SC TO-I. The Schedule TO should be re-filed on behalf of the KKR Investor with the SC TO-T tag.

2. Please confirm for us that the KKR Investor, when it re-submits the Schedule TO, will comply with all applicable regulatory requirements under Section 14(d) and Regulation 14D, as well as all disclosure requirements in Schedule TO applicable to third party bidders. For example, the disclosure regarding withdrawal rights should reflect the statutory time period reflected in Section 14(d)(5). The revised disclosure and/or reply letter also should indicate how the KKR Investor has met its burden under Rule 14d-4 to publish, send or give the disclosure required by Rule 14d-6 and how it satisfied its obligation to disseminate any material changes to such information in a manner reasonably designed to inform security

holders of such change as required by Rule 14d-4(d). The KKR investor should also confirm it has complied with all line item disclosure requirements within SC TO, and explain in the reply letter the basis upon which it has apparently concluded that its financial statements are immaterial and therefore not required to be disclosed under Item 10 of Schedule TO.

Purpose of the Offer, page 7

3. Rule 13e-3(a)(3) defines a Rule 13e-3 transaction to include a series of transactions that are reasonably likely or are undertaken with a purpose of producing one of the two effects specified in Rule 13e-3(a)(3)(ii). The existing disclosure under Item 13 of Schedule TO indicates that the requirement to provide information pursuant to Schedule 13E-3 is inapplicable. Please provide us with a brief legal analysis on behalf of the KKR Investor explaining whether or not the instant transaction is the first step in a series of transactions that will result in the application of Rule 13e-3 to this tender offer. In providing a response, please address the fact that the amount the offerors are seeking to purchase represents approximately 32.8% of the subject class of the issuer's outstanding shares. In addition, please address the extent to which the amount by which the KKR Investor's beneficial ownership will increase in relation to its current 16.4% level if the tender offer is fully subscribed was a consideration in determining the apparent absence of a first step.

Closing Comments

Please amend the filing to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the offerors are in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from an authorized representative of Sentinel RE Investment Holdings LP acknowledging that:

- Sentinel is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- Sentinel may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Gary Horowitz, Esq.
Simpson Thacher & Bartlett LLP
April 19, 2014
Page 3

        In addition, please be advised the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions to me at (202) 551-3266.

                        Sincerely,

                        /s/ Nicholas P. Panos

                        Nicholas P. Panos
                        Senior Special Counsel
                        Office of Mergers & Acquisitions